UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at August 6, 2009

TASEKO MINES LIMITED
300-905 West Pender St .
Vancouver BC
Canada V6C 1L6
Tel 778-373-4533
Fax 778-373-4534
Toll Free 1 800 667 - 2114

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F......X...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Russell E. Hallbauer
Director and Chief Executive Officer

Date: August 10, 2009

Print the name and title of the signing officer under his signature.

  300-905 West Pender St .
Vancouver BC
Canada V6C 1L6
Tel 778-373-4533
Fax 778-373-4534
Toll Free 1 800 667 - 2114
www.tasekomines.com

TASEKO TO RELEASE SECOND QUARTER 2009 RESULTS ON AUGUST 11, 2009

August 6, 2009, Vancouver, BC - Taseko Mines will release its second quarter 2009 results after market close on Tuesday, August 11, 2009 and will host a telephone conference call on Wednesday, August 12 at 12:30 p.m. Eastern Time (9:30 a.m. Pacific) to discuss these results. The conference call may be accessed by dialing (877) 440-5796 in Canada and the United States, or (719) 325-4872 internationally. A live and archived audio webcast will also be available at www.tasekomines.com.

The conference call will be archived for later playback until August 19, 2009 and can be accessed by dialing (888) 203-1112 in Canada and the United States, or (719) 457-0820 internationally and using the passcode 9945444.

Contact: Brian Bergot, Investor Relations - 778-373-4545, toll free 1-800-667-2114

Russell Hallbauer
President and CEO

No regulatory authority accepts responsibility for the adequacy or accuracy of this release.